

REDCORP

NEWS RELEASE

February 28, 2005

News Release 05-02

Resource Model Completed for Tulsequah Project

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") is pleased to provide the results of an updated resource estimate completed by AMEC Americas Ltd. (AMEC) for the Tulsequah Chief project. The Tulsequah Chief property is owned and operated by the Company's wholly-owned subsidiary, Redfern Resources Ltd., and is located in northwestern British Columbia, 100 kilometers south of the town of Atlin.

Based on this new resource estimate, the Tulsequah Chief polymetallic massive sulphide deposit contains a combined measured and indicated mineral resource of 472,000 ounces of gold, 17.4 million ounces of silver, 167 million pounds of copper and 798 million pounds of zinc, with an additional inferred mineral resource of 110,000 ounces of gold, 4.2 million ounces of silver, 38 million pounds of copper and 183 million pounds of zinc. The detailed resource is provided in the table below.

Resource Classification *	Tonnes	Cu %	Pb %	Zn %	Au g/tonne	Ag g/tonne
Measured Mineral Resources **	360,000	1.73	1.73	9.78	2.26	104.0
Indicated Mineral Resources	5,020,000	1.38	1.29	6.51	2.76	100.5
Total M+I Mineral Resources	5,380,000	1.41	1.32	6.73	2.73	100.8
Inferred Mineral Resources	1,540,000	1.13	1.07	5.44	2.23	85.1

* The resource has been estimated based on a Net Smelter Return (NSR)cut-off of CAD$10 per tonne. The NSR formula incorporated economic and metallurgical information from the 1997 preliminary Feasibility Study and metal prices (in $US) of $1.40/lb copper, $0.40/lb lead, $0.57/lb zinc, $420/oz gold, $6/oz silver and $.80 US exchange rate.
** The measured mineral resources include 260,000 tonnes calculated from remaining material after cessation of mining in 1957. The remaining mineral resources are solely calculated from drill hole data.

The new resource estimate was prepared in conformance with the requirements set out in the Standards of Disclosure for Mineral Projects defined by National Instrument 43-101, under the direction of Dr. Stephen Juras, P.Geo., an employee of AMEC, who is an independent Qualified Person as defined by National Instrument 43-101. The resource model is based on information generated from 138 diamond drill holes as well as underground mapping and sampling and historical production records from the 1951-1957 period. The resource model was interpolated using a combination of inverse distance weighing to the second power and ordinary kriging methods on 2 meter composited drill data (weighted by specific gravity).

The majority of the inferred mineral resource has the potential to be re-classified to the indicated category through completion of infill drilling from existing drill platforms in a relatively short time-frame using the drilling equipment currently stored on site.

REDCORP VENTURES LTD.
Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330 ● Toll Free: 1-888-669-4775



The feasibility update study will be commencing immediately under the lead of Hatch Engineering with contributions from AMEC and other key consultants. The study will focus on re-assessing the mine configuration consistent with the new resource model to establish mining reserves and schedules. Process engineering components will be updated to match the mine configuration. Prior extensive metallurgical studies and infrastructure components will be reviewed and updated to current costs for an integrated economic evaluation.

"This 43-101 compliant resource estimate confirms the significant value of the Tulsequah deposit. The company can now advance the project into feasibility assessment and identify the economic performance. and upside potential of the project at a time of unprecedented demand for its contained metals".

Redcorp Ventures Ltd. is a Vancouver based mineral exploration and development Company with active projects in British Columbia, Canada and Portugal. Further information on Redcorp and the Tulsequah Project can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Per: "Terence Chandler"
Terence Chandler, President

Robert G Carmichael, P.Eng. is Vice-President of Exploration and the designated QP for the Tulsequah Project. He has supervised the exploration, drillhole planning and quality assurance/quality control of sampling at the project since 1995. Analyses of drill core samples are obtained from sawn core using standard fire assay techniques and AA finish. Assaying is conducted by EcoTech Labs in Kamloops BC. QA/QC includes the use of randomly inserted standards, field duplicates and blank samples.

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward looking statements.

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330 ● Toll Free: 1-888-669-4775